February 28, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Attention:	Megan Akst
Staff Accountant

Re:	Item 4.02 Form 8-K
Filed on December 11, 2006
File No. 000-29230

Dear Ms. Akst:

Set forth below please find the response of Take-Two Interactive Software, Inc. (the “Company”) to the comment of the Staff of the Securities and Exchange Commission (the “SEC”) set forth in the letter dated December 12, 2006 from the Staff to the Company, with respect to Item 4.02 of the Form 8-K referenced above.

For convenient reference, the Company has restated below in italics the Staff’s comment set forth in the comment letter.

Form 8-K filed December 11, 2006

1.
We note the disclosures in your Form 8-K regarding questions over back-dating of stock options. Please tell us the current status of your review and explain what consideration you have given to the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss.” In this regard, tell us what consideration you gave to including disclosure and discussion of this issue’s potential impact on the qualification of the Company’s stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. Further, please amend your report to include the time frame for filing restatements. Refer to Item 4.02(a) of Form 8-K.

As the Company notified you, and pursuant to its Form 8-K filed on January 22, 2007, the Special Committee of the Company’s Board of Directors (the “Special Committee”) has completed its review of the Company’s historical option granting practices. Based on the findings and conclusions of the Special Committee, the Company has been working with the independent accountants retained by counsel for the Special Committee of its Board of Directors as well as its current and former independent registered public accounting firms to quantify the additional compensation charges to be taken and to prepare restated financial statements for all appropriate periods. As our counsel explained to you, we are now approaching the end of this process, and expect to file our Form 10-K for the fiscal year ended October 31, 2006 (the “Form 10-K”) later today. In the Form 10-K, the Financial Statements and Supplementary data included in accordance with Item 8 Financial Statements and Supplementary Data will include a restated consolidated balance sheet as of October 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the fiscal years ended October 31, 2005 and 2004, and each of the quarters in fiscal year 2005, and Item 6 Selected Financial Data will include restated financial results as of and for the fiscal years ended October 31, 2005, 2004, 2003, and 2002, and Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations will include restated results for the fiscal years ended October 31, 2005 and October 31, 2004.

The Company is including an explanatory note at the beginning of the Form 10-K, and in Note 2 to the financial statements contained therein, that describes the findings and conclusions of the review as well as the process pursuant to which the revised measurement dates for certain option grants were determined.

The Company will also address its assessment of several contingencies in the Form 10-K based on its consideration of SFAS No. 5 and FIN 14. As previously disclosed, the Company has been named as a defendant in a consolidated purported class action lawsuit that alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 related to allegedly improper stock option granting practices at the Company and a consolidated purported derivative action based on purported breaches of fiduciary duties by certain of our current and former officers and directors in connection with, among other things, the granting of stock options to certain officers and directors since 1997. The Company states in the Form 10-K that it intends to defend and seek dismissal of these matters and, with respect to the derivative action, that it has been advised that the individual defendants will vigorously defend such action. However, the Company is unable to predict the outcome of these matters and, while the Company is unable to reasonably estimate the amount of loss it would incur, if any, if these matters are determined in a manner adverse to the Company, it notes that such matters, either singly or in the aggregate, could result in the imposition of significant judgments, fines and/or penalties which could have a material adverse effect on its financial condition, cash flows and results from operations.

As a result of the errors in determining measurement dates, the Company has also considered the impact that the errors had on the qualification of certain of the previously granted options as Incentive Stock Option (ISO) grants rather than as non-qualified options and where appropriate has recorded payroll withholding and other tax-related adjustments for these options. The Company has also added a paragraph in the Form 10-K relating to possible losses of certain previously claimed tax deductions under Section 162(m) of the Internal Revenue Code of 1986, the fact that the Company is in discussions with the IRS to settle uncertainties regarding additional tax liability and that there can be no assurance that the Company can favorably settle the matter with the IRS.

In addition, as previously reported, the Company (i) has been informed that the Securities and Exchange Commission is conducting an informal non-public investigation into certain stock option grants made by the Company from January 1997 to the present, (ii) received grand jury subpoenas issued by the District Attorney of the County of New York requesting production of documents covering various periods beginning on January 1, 1997 including, among other subjects, the Company’s granting of stock-based compensation, and (iii) received a request for information from the Internal Revenue Service that includes a request for records relating to the grant and exercise of options and tax deductions taken by us pursuant to Internal Revenue Code 162(m) for the period from October 31, 2000 to October 31, 2004. The Company notes that it is cooperating with each of these investigations, cannot predict their outcome and that it has recorded its estimate of a contingent loss associated with the taxes as described above.

We thank the staff for continuing to work with us throughout this process.

Very truly yours, /s/ Karl H. Winters Karl H. Winters